                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended June 30, 2001
                                   --------------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ____________________ to ______________________

Commission file number 1-12541
                       --------------

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

         ATCHISON CASTING CORPORATION 401(k) PLAN

         (The ATCHISON CASTING CORPORATION SAVINGS PLAN MERGED into the ATCHISON
         CASTING CORPORATION 401(k) PLAN effective July 17, 2000. Accordingly, this Form 11-K includes the financial information that would have been otherwise attributable to the Atchison Casting Corporation Savings Plan
         from July 18, 2000 through June 30, 2001. A separate Form 11-K is being filed on behalf of the Atchison Casting Corporation Savings Plan for the period of July 1, 2000 through July 17, 2000.)

B.       Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         ATCHISON CASTING CORPORATION
         400 South Fourth Street
         Atchison, Kansas  66002

    Atchison Casting Corporation 401(k) Plan

    Financial Statements as of and for the Years Ended June 30, 2001 and 2000,
    Supplemental Schedules as of and for the Year Ended June 30, 2001, and
    Independent Auditors' Report

ATCHISON CASTING CORPORATION 401(k) PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------

                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                  4-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2001:

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions                                           10

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes                     11-12
      at the End of Year

Note: Certain supplemental schedules required by rules and regulations of the
      Department of Labor are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Atchison Casting Corporation 401(k) Plan
Atchison, Kansas

We have audited the accompanying statements of net assets available for benefits of Atchison Casting Corporation 401(k) Plan (the "Plan") as of June 30, 2001 and
2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the
Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2001, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
December 27, 2001

ATCHISON CASTING CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------------------------------------------

ASSETS                                                            2001          2000

INVESTMENTS:
  Mutual funds                                             $19,108,719   $ 4,284,928
  Guaranteed interest account                                2,596,000       315,957
  Common stock of Atchison Casting Corporation                 145,356        35,600
  Participant loans                                            464,051       137,886
                                                           -----------   -----------

            Total investments                               22,314,126     4,774,371
                                                           -----------   -----------

RECEIVABLES:
  Employer's                                                    66,717        36,144
  Participants'                                                122,536        57,275
  Atchison Casting Corporation Defined Contribution Plan                      23,142
  Atchison Casting Corporation Savings Plan                                  203,924
                                                                         -----------

            Total receivables                                  189,253       320,485
                                                           -----------   -----------

CASH                                                             6,549

NET ASSETS AVAILABLE FOR BENEFITS                          $22,509,928   $ 5,094,856
                                                           ===========   ===========

See notes to financial statements

                                      -2-

ATCHISON CASTING CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------------------------------------

                                                                                  2001             2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividend income                                           $    419,048    $     41,550
    Net (depreciation) appreciation in fair value of investments             (3,661,596)        321,027
                                                                           ------------    ------------

          Net investment (loss) income                                       (3,242,548)        362,577
                                                                           ------------    ------------

  Contributions:
    Employer, net of forfeitures                                              1,296,896         703,994
    Participant                                                               2,080,973       1,022,836
    Rollover                                                                    302,727          32,070
                                                                           ------------    ------------

          Total contributions                                                 3,680,596       1,758,900
                                                                           ------------    ------------

          Total additions                                                       438,048       2,121,477
                                                                           ------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                               2,433,461         192,477
  Miscellaneous expenses                                                         12,300              10
                                                                           ------------    ------------

          Total deductions                                                    2,445,761         192,487

TRANSFERS:
  From PrimeCast 401(k) Savings and Defined Contribution Plan                                 1,214,805
  From La Grange Foundry Inc. 401(k) Savings and Defined Contribution
    Plan                                                                                        312,286
  From Claremont Foundry, Inc. 401(k) Plan                                                      260,405
  From Inverness Castings Group Retirement Plan & Trust                                          19,225
  From Pennsylvania Steel Foundry and Machine Co. Profit Sharing Plan           278,241
  From Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees         38,639
  From Inverness Castings Group Employees Profit Sharing Plan & Trust         6,917,302
  From Atchison Casting Corporation Savings Plan                             12,439,570
  To Kramer International Plan                                                 (239,570)
  To Prospect Foundry Plan                                                      (11,397)
                                                                            ------------   ------------

          Total transfers                                                    19,422,785       1,806,721
                                                                           ------------    ------------

NET INCREASE                                                                 17,415,072       3,735,711

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                           5,094,856       1,359,145
                                                                           ------------    ------------

  End of year                                                              $ 22,509,928    $  5,094,856
                                                                           ============    ============

                                      -3-

ATCHISON CASTING CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2001 AND 2000
-----------------------------------------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Atchison Casting Corporation 401(k) Plan
      (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan sponsored by Atchison
      Casting Corporation (the "Company" or "Plan Sponsor"). Prudential
      Investments ("Prudential") serves as custodian of the Plan. Individuals employed by the Plan Sponsor serve as trustees (the "Trustees") of the
      Plan. The Plan is subject to the provisions of the Employee Retirement
      Income Security Act of 1974 ("ERISA").

      Effective July 1, 1999 the Plan was restated to allow additional plants of the Company to participate in the Plan. Due to this amendment, assets were transferred to this Plan during the 2000 plan year from the following plans: PrimeCast 401(k) Savings and Defined Contribution Plan, LaGrange
      Foundry Inc. 401(k) Savings and Defined Contribution Plan, Claremont
      Foundry, Inc. 401(k) Plan and Inverness Castings Group Retirement Plan &
      Trust.

      Effective January 1, 2001, Kramer International and the Prospect Foundry
      both settled union contracts creating new, separate plans. As a result, the trustee of the Plan transferred the account balances of these participants to their respective plans.

      During 2000, the Plan Sponsor inadvertently remitted employee and employer contributions to the Atchison Casting Corporation Savings Plan (the
      "Savings Plan") that belonged to the Plan. At June 30, 2000, there is a receivable from the Savings Plan in the financial statements of $203,924 that reflects this transaction. Effective July 17, 2000, all assets of the
      Atchison Casting Corporation Savings Plan, the Inverness Castings Profit
      Sharing Plan and Trust and the Pennsylvania Steel Foundry and Machine
      Company Profit Sharing Plan were transferred to the Plan by virtue of a merger. Immediately after the transfer of assets, each participant has an account balance in the Plan equal to their previous account balance.

      On June 11, 2001 assets of $38,639 were transferred from the Quaker Alloy,
      Inc. 401(k) Profit Sharing Plan for Union Employees. This amount represents two participants who became salaried employees and participants in this Plan.

      During Plan year 2000, the Atchison Casting Corporation Defined
      Contribution Plan inadvertently accepted a rollover that belonged to the
      Plan. During 2001, the rollover was corrected.

      Eligibility and Participation - Certain employees of the Company are eligible to participate in the Plan after completing three months of service.

      Contributions - Plan participants may contribute a portion of their pre-tax or after-tax base compensation, subject to certain limitations.
      Effective July 1, 1999, the Plan was amended to change the Plan Sponsor's matching contribution to 75% of the first 8% of eligible compensation contributed by participants.

                                      -4-

      Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, allocations of the Company's contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution of their accounts plus actual earnings thereon is based on years of service.
      A participant is 100% vested after five years of credited service or upon retirement at age 62.

      Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

      During 2001 and 2000, investment options were as follows:

o        MFS Massachusetts Investors Trust
o        Oppenheimer Global Fund
o        AIM Balanced Fund
o        Van Kampen Emerging Growth Fund
o        Prudential Stock Index Fund
o        The Prudential Insurance Company of America Guaranteed Interest Account
o        Prudential Government Securities Trust-Money Market Series
o        Fidelity Advisor Equity Income Fund
o        Prudential Government Income Fund
o        Prudential High Yield Fund
o        Prudential Small Company Fund
o        MFS Massachusetts Investors Growth Stock Fund
o        Fidelity Advisor Equity Growth Fund
o        Prudential Equity Income Fund
o        Prudential Jennison Growth Fund
o        Atchison Casting Corporation - Common Stock
o        Franklin Convertible Securities Fund
o        Prudential Value Fund

      For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

      Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their account balance. The term of such loan shall not exceed five years except in the case of a loan for the purpose of acquiring a principal residence of the participant. The term of such loan shall be determined by the Plan
      Sponsor considering the maturity dates quoted by representative commercial banks in the local area for a similar loan. The loans are secured by the balance in the participant's account. Interest rates range from 8.00% to
      10.50%. Principal and interest are paid ratably through payroll deductions.

                                      -5-

      Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, or the account balance may remain in the Plan.

      Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Nonvested portions of a participant's employer contribution account are forfeited and used to reduce subsequent contributions by the Plan Sponsor. At June 30, 2001 and
      June 30, 2000 forfeited nonvested accounts totaled $333,437 and $2,974 respectively. Also, in 2001, employer contributions were reduced by
      $50,766 from forfeited nonvested accounts.

      Expenses - Expenses of the Plan are paid by either the Plan or the Plan
      Sponsor, as provided by the Plan document. Expenses of $12,300 and $10 were paid by the Plan for the year ended June 30, 2001, and June 30, 2000, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of
      America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      The Plan invests in mutual funds that hold various securities including
      U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest account, are stated at fair market value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

      Payment of Benefits - Benefit payments are recorded when paid.

      Reclassifications - Certain prior year balances have been reclassified to conform with current year presentation.

                                      -6-

3.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      The Plan follows the provisions of Statement of Position ("SOP") 94-4,
      "Reporting of Investment Contracts Held by Health and Welfare Benefit
      Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The Prudential contract for this
      Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value which approximates fair value, on the statement of net assets available for benefits as of June 30, 2001 and 2000. The average yield for the years ended June 30, 2001 and 2000 are 4.85% and 5.98%, respectively.
      The crediting interest rate as of June 30, 2001 and 2000 is 4.35% and
      6.30%, respectively. The crediting interest rate is reset upon the maturity of the contract.

                                      -7-

4.    INVESTMENTS

      The following table presents the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30,
      2001 and 2000:

                                                                                    2001
                                                          ----------------------------------------------------
                                                                                    Value Per
                                                                   Shares            Share             Fair
                                                                 (Rounded)         (Rounded)          Value

MFS Massachusetts Investors Trust                                  355,514         $ 17.80        $ 6,328,150
The Prudential Insurance Company of America
  Guaranteed Interest Account                                        N/A              N/A           2,596,000
Oppenheimer Global Fund                                             48,571           48.69          2,364,911
AIM Balanced Fund                                                   76,774           27.67          2,124,333
Van Kampen Emerging Growth                                          36,264           48.91          1,773,661
Fidelity Advisor Equity Income Fund                                 61,432           25.37          1,558,527
Prudential Stock Index Fund                                         52,956           27.40          1,450,996
Prudential Government Security Trust -
 Money Market Series                                             1,145,465            1.00          1,145,465

                                                                                  2000
                                                          ----------------------------------------------------
                                                                                   Value Per
                                                                   Shares            Share             Fair
                                                                 (Rounded)         (Rounded)          Value

MFS Massachusetts Investors Trust                                   50,776         $ 20.94        $ 1,063,244
Oppenheimer Global Fund                                              9,781           68.65            671,497
AIM Balanced Fund                                                   17,238           32.95            568,007
Van Kampen Emerging Growth Fund                                      5,722           97.15            555,909
Prudential Stock Index Fund                                         14,518           32.41            470,394
The Prudential Insurance Company of America
   Guaranteed Interest Account                                        N/A              N/A            315,957
Prudential Government Securities Trust-Money
  Market Series                                                    251,485            1.00            251,485

      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year)
      (depreciated) appreciated in value by ($3,661,596) and $321,027, respectively, as follows:

                                                                                      2001          2000

Mutual funds                                                                       $(3,504,467)   $   330,661
Common stock                                                                          (157,129)        (9,634)
                                                                                   -----------    -----------
                                                                                   $(3,661,596)   $   321,027
                                                                                   ============    ============

                                      -8-

5.    PARTY-IN-INTEREST

      Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of
      Plan termination, participants will become 100% vested in their accounts.

7.    PLAN TAX STATUS

      The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 4, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.    NONEXEMPT TRANSACTIONS

      During the years ended June 30, 2001 and 2000, employee deferrals of
      $221,933 and $72,866, respectively, were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor
      (the "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the Trust by the Plan Sponsor. These are prohibited transactions according to the provisions of the DOL.

9.         SUBSEQUENT EVENT

      Subsequent to June 30, 2001, the domestic and international capital markets have experienced significant volatility with respect to certain investments and, as a result, Plan management believes that there have been significant fluctuations in the values of the Plan's investments.

10.        MANAGEMENT PLANS

      The financial statements and supplemental schedules have been prepared assuming that the Plan will continue as a going concern. The Plan's
      Sponsor has incurred losses in operations, has a deficiency in working capital and is not in compliance with certain terms of its debt agreements. Should the Plan Sponsor not be able to continue as a going concern, the Plan may not be able to operate as an ongoing plan.

      Management of the Plan Sponsor has taken steps in an effort to improve operating performance and continues to pursue new or revised debt arrangements. Management believes, however, that certain of the existing loan arrangements will need to be revised or replaced to provide the Plan
      Sponsor with additional borrowing capacity and with financial covenants within such arrangements that are achievable by the Plan Sponsor.
      Management has recently extended and modified their credit agreements through June 30, 2002 and continues to pursue a long-term credit facility.

                                  ******

                                      -9-

ATCHISON CASTING CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE G, PART III  - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2001
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

            (a)                      (b)                        (c)                   (d)           (e)        (f)           (g)             (h)               (i)               (j)
                               Relationship of      Description of Transactions
                                Plan, Employer     Including Maturity Date, Rate                                           Expenses                                            Net Gain
        Identity of                or Other       of Interest, Collateral, Par or   Purchase      Selling     Lease     Incurred with      Cost of        Current Value     (Loss) on Each
       Party Involved         Party-in-Interest           Maturity Value             Price         Price      Rental     Transaction        Asset            of Asset        Transaction

Atchison Casting Corporation Plan Sponsor         Employee contributions not      $221,933*                                                $221,933        $221,933
                                                    timely remitted to the Trust

*This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

                                      -10-

ATCHISON CASTING CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
     INVESTMENT PURPOSES AT THE END OF YEAR
JUNE 30, 2001
----------------------------------------------------------------------------------------------------------

(a)                      (b)                                          (c)                         (d)
                                                      Description of Investment Including
             Identity of Issue, Borrower,              Maturity Date, Rate of Interest,         Current
               Lessor or Similar Party                 Collateral, Par or Maturity Value         Value

     MFS Massachusetts Investors Trust            Mutual Fund                                 $ 6,328,150
                                                  (355,514 shares)

 *   Prudential Insurance Company of America      Guaranteed Interest Account                   2,596,000

     Oppenheimer Global Fund                      Mutual Fund                                   2,364,911
                                                  (48,571 shares)

     AIM Balanced Fund                            Mutual Fund                                   2,124,333
                                                  (76,774 shares)

     Van Kampen Emerging Growth Fund              Mutual Fund                                   1,773,661
                                                  (36,264 shares)

     Fidelity Advisor Equity Income Fund          Mutual Fund                                   1,558,527
                                                  (61,432 shares)

 *   Prudential Stock Index Fund                  Mutual Fund                                   1,450,996
                                                  (52,956 shares)

 *   Prudential Government Security Trust -       Mutual Fund                                   1,145,465
       Money Market Series                        (1,145,465 shares)

 *   Prudential Government Income Fund            Mutual Fund                                     902,661
                                                  (102,926 shares)

     MFS Massachusetts Investors Growth Fund      Mutual Fund                                     484,358
                                                  (33,895 shares)

 *   Prudential High Yield Fund                   Mutual Fund                                     297,398
                                                  (49,899 shares)

 *   Prudential Small Company Fund                Mutual Fund                                     285,713
                                                  (18,541 shares)

 *   Atchison Casting Corporation Stock           Common Stock                                    145,356
                                                  (50,123 shares)

     Fidelity Advisor Equity Growth Fund          Mutual Fund                                     120,935
                                                  (2,256 shares)

 *   Prudential Jennison Growth Fund              Mutual Fund                                     108,567
                                                  (6,950 shares)

 *   Prudential Value Fund                        Mutual Fund                                      92,834
                                                  (5,095 shares)

                                      -11-

ATCHISON CASTING CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
     INVESTMENT PURPOSES AT THE END OF YEAR
JUNE 30, 2001
----------------------------------------------------------------------------------------------------------------

 (a)                     (b)                                        (c)                                      (d)
                                                    Description of Investment Including
             Identity of Issue, Borrower,            Maturity Date, Rate of Interest,                      Current
               Lessor or Similar Party               Collateral, Par or Maturity Value                      Value

       Franklin Convertible Securities Fund       Mutual Fund                                               70,210
                                                    (4,773 shares)

  *    Participant loans                          Various participants, maturities to April 2015,          464,051
                                                  interest rates from 8.00% to 10.50%                      -------

       Total investments                                                                              $ 22,314,126
                                                                                                      ============

  *    Represents party-in-interest to the Plan.                                                        (Concluded)

                              SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
                                     ATCHISON CASTING CORPORATION
                                     401(k) PLAN

Date January 11, 2002                By:  Atchison Casting Corporation, its
     ----------------                     Administrator

                                     By:  /s/ Kevin T. McDermed
                                         --------------------------------------
                                           Kevin T. McDermed
                                           Vice President, Chief Financial Officer,
                                           Treasurer and Secretary

                           EXHIBIT INDEX

Exhibit Number    Description

23                Consent of Deloitte & Touche LLP